Exhibit 1.2

February 20, 2012

Superconductor Technologies Inc.

460 Ward Drive

Santa Barbara, CA 93111-2310

Attn: Jeff Quiram, Chief Executive Officer

Dear Jeff:

With reference to our engagement letter dated February 13, 2012, with your consent, we have been able to place with investors up to an additional 2,365,000 units on the same terms as we have arranged with the Purchasers under the agreements dated as of February 16, 2012. In light of such additional financing, we are agreed that the non-accountable expense allowance in Section 1(B) of the engagement letter shall be the lesser of 1% of the total gross proceeds of both offerings and $75,000; and the Term under Section 4 of the engagement letter shall be the earlier of (i) six months and (ii) the Closing Date of the second offering, which may or may not be the same date as the Closing Date of the February 16 offering.

If the foregoing accurately reflects our agreement, please so indicate by executing below on behalf of Superconductor Technologies Inc.

Sincerely,

Rodman & Renshaw, LLC

By: /s/ John Borer

Name: John Borer

Title: Senior MD and Head of Investment Banking

Agreed:

Superconductor Technologies Inc.

By: /s/ Jeffrey Quiram

Name: Jeffrey Quiram

Title: President & CEO